Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue – 40th Floor
New York, New York 10022
Telephone – 212-907-7349
Fax – 212-754-0330

October 14, 2008

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Registration Statement on Form S-4
File No. 333-151842
Filed June 23, 2008

Dear Sirs:

We have filed with this letter Amendment No. 2 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, and Shine Media Acquisition Corp., a Delaware company, which reflects the responses to the Staff comments made on the filing of Amendment No. 1 to the Registration Statement, by letter dated September 26, 2008. If you have any questions, please do not hesitate to call me at the numbers listed above.

Please let me know if you require any paper or courtesy copies of the Registration Statement. We have provided an electronic, redline filing of the Registration Statement. Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

General

1.
We note your response to our prior comment two from our letter dated July 23, 2008. Please clarify the meaning of your statement that "[t]he company is in the process of obtaining the necessary consents" and confirm that the preferred shareholders are irrevocably bound to purchase their shares. If they are not so bound, please revise your registration statement to address the risk that they will not consent to the transaction. If they are bound, please file the related agreements in executed form as part of your S-4. In this respect please also explain how your response to our prior comments 11 and 80 are resolved by your response to comment two.

Response:

We cannot locate the phrase “the company is in the process of obtaining the necessary consents” in the context of the holders of the preferred stock executing their joinder agreements.

Each of the holders of the Class A and Class C preferred stock has executed the form of joinder agreement. The company has added disclosure in several places of the S-4 to make it abundantly clear that the holders of the preferred stock have agreed to be bound by the terms of the purchase agreement. As a result of the joinder agreement, at closing, the holders of preferred stock will surrender their preferred shares for ordinary shares of Green China and Green China will own all the equity of China Greenscape, making it a wholly owned subsidiary. Therefore, there is no risk that the holders of the preferred stock will not consent to the transaction. All of this is clear in the S-4. Specifically, on page 17, there is the following statement: “China Greenscape and its holders of ordinary shares and Classes A and C Preferred stock have approved the stock purchase proposal and the transactions contemplated thereby by virtue of the execution of the securities purchase agreement and related joinder agreements. No other approval of the transaction is required by China Greenscape or any of its stockholders.”

Comment 11 of the first Staff letter. The preferred holders do not have any veto power to the transaction as they have consented to the sale of their shares at closing.

Comment 80 of the first Staff letter. By their executing the joinder agreement, agreeing to sell their shares of preferred stock, they have agreed to the merger. Therefore, they do not have any continuing rights to exercise a non-approval that would adversely impact the transaction.

2.	Revise your Form S-4 to add Shine Media Acquisition as a co-registrant to the registration statement.

Response:

Pursuant to the Staff requested revision, Shine Media has been added as a registrant to the S-4, by means of the addition of the company name to the cover of the S-4. Shine Media understands that this addition affects its liability thereunder from that of a proxy statement to that of a registration statement. All the contact information is the same for both registrants, therefore no change was make to the contact data.

3.
We note the company's disclosure responsive to our prior comment eight. However, we do not believe that the company has responded completely to that prior comment and accordingly reissue it. Please revise to prominently disclose the total value of the consideration being paid in the proposed transaction, including the value of the debt being assumed. Also, please reference any potential earn-outs in the related discussion.

Response:
In the third Question & Answer, there has been restated the total consideration being paid for the acquisition of China Greenscape.

Questions and Answers About the Meeting, page 5

4.
We note your response to our prior comment 18. Please revise to state in clear unequivocal language whether the proposed transaction satisfies all of the requirements of your Form S-1. In this respect your page 63 statement that "the board of Shine Media believes that the value of China Greenscape at the consummation of the acquisition also will be exceeded" does not address this comment directly.

Response:

In the tenth Question & Answer, the company has amended the disclosure to make the following statement in response to the requested staff revision:

“After careful consideration to the terms and conditions of the securities purchase agreement, the plan of redomestication, the securities purchase agreement, and the requirements of the certificate of incorporation of Shine Media and the statements in its prospectus dated December 20, 2006, for the initial public offering, the board of directors of Shine Media has determined that the stock purchase agreement and its merger with Green China Resources through the redomestication merger and the stock option plan each are in the best interests of the Shine Media stockholders. Further, the board of directors of Shine Media has determined that the stock purchase agreement and the acquisition of Green China Resources satisfies all the requirements of the certificate of incorporation of Shine Media and the statements in its prospectus dated December 20, 2006, for the initial public offering.”

Additionally, a similar statement to the above has been added to the section, “Recommendation of the Shine Media Board” on page 61.

5.
Please revise your answer to "What is the consideration being paid..."to state the total value of all the consideration being paid in the transaction. Also, revise the text of your answer to improve its clarity.

Response:
The Question & Answer referred to about in the Staff comment, has been revised to set out subparts to improve its clarity and gives a statement of total consideration.

6.
Please revise your answer to "What happens to the funds deposited in the trust account ..." to indicate the amount of funds available to China Greenscape assuming the maximum number of stockholders exercise their conversion rights.

Response:

There has been added an additional sentence to indicate the amount of the funds that will be available to China Greenscape assuming the maximum number of stockholders exercise their conversion rights. The actual amounts will have to be added when the proxy statement/registration statement is finalized, as the amounts may change between now and then, and would be updated accordingly.

Summary, page 12

7.	We continue to believe that our prior comment 26 is applicable to your disclosure. Accordingly, we reissue that comment. Our prior comment was:

Portions of your disclosure, but particularly in the Summary, contain lengthy and passive sentences, unnecessarily defined terms, and frequently repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

Response:

The company has reviewed the content of the S-4, and in many places has attempted to condense the disclosure and eliminate unnecessary duplication and make it more clear in compliance with the Plain English requirements of Regulation C.

8.	Please revise the background discussion for China Greenscape to reference its sales and net income for the year-ended 2007 alongside its backlog.

Response:

In the summary about China Greenscape, there has been added the amounts of revenues and net income in the paragraph that discusses backlog for the year ended December 31, 2007 and six months ended June 30, 2008.

9.
Please revise your disclosure under The Business Combination on page 15 to disclose the total value of the consideration being paid, including any debt being assumed, pursuant to the securities purchase agreement. To the extent material, please revise to compare the current transaction value against the May 31, 2007 purchase price for JSZF and explain the reasons for the increase in the transaction value.

Response:

In the summary section, in the subsection “The Business Combination” there has been added a statement of the overall consideration value, and reference to the assumption of debt, similar to that of the Questions & Answers.

Information about the value of JSZF has been added, along with an explanation of the increase in value of the company.

10.
Please revise your page 16 earn-out discussion to clarify whether you will issue 4,200,000 shares "in aggregate" over the five year period or will potentially issue 4,200,000 shares per year over the five year period. Also, revise this section to disclose the total number of shares potentially issuable.

Response:

The discussion on page 16 of the earn out have been revised to make more clear that the aggregate is 13,184,000 shares (revised by negotiation among the parties) and the annual payments are 2,636,800 shares, on an all or none basis.

11.
Please revise your discussion under Conversion Rights to indicate whether the company may or will require investors to tender their certificates prior to closing. In this respect your attention is also directed to our prior comment 44. Also, please revise to indicate how the per share conversion price will be calculated, including a discussion of any items, expenses, etc., which will reduce the payments made to investors who elect to convert.

Response:

The discussion under Conversion Rights in the Summary has been amended to include another statement that the share certificates are deliverable after the closing. There is such disclosure in the Questions and Answers and the first paragraph of the Conversion Rights section of the Summary pursuant to the first comment letter of the Staff.

12.	Please revise to indicate whether the loans referenced on page 19 will be repaid in the event that a business combination is not consummated.

Response:
The notes are not repayable if the transaction is not successfully consummated. This has been made clear throughout the document.

13.
Please advise us of the meaning and impact of the disclosure on page 20 that the holders of the preferred shares have not indemnified you for their representations regarding ownership of their stock and authority to enter into the securities purchase agreement.

Response:

The referenced section has been deleted from the summary as part of the editing to reduce duplicative disclosure as required by Staff comment 7 above. The response to the Staff comment has been added to the discussion of indemnification under the discussion of the Stock Purchase Agreement at page 74.

14.	We were unable to locate your response to our prior comment 30 and accordingly, we reissue it. Please advise us where this disclosure is located. In so doing, a page reference would be helpful.

Response:

The response to the Staff prior comment has been added to the nineteenth item of the Questions & Answers, the Conversion Rights section in the Summary on page 18 and the Conversion Rights section on page 42.

Comparative Per Share Data, page 26 and 27

15.
It appears that earnings (loss) per share – pro forma on a weighted average basis for the year ended December 31, 2007 and for the six months ended June 30, 2008 is inconsistent with the basic and diluted pro forma net income (loss) per share presented in the unaudited pro forma statements of operations on pages 152 through 155. Please revise or advise.

Response:
The comparative per share data table has been revised.

16.
The presentation of $0.27 and $0.28 for basic and diluted earnings (loss) per share – pro forma on a weighted average basis for the sic months ended June 30, 2008 is inconsistent with the basic and diluted pro forma net income (loss) per share presented in the unaudited pro forma statements of operations on pages 154 and 155. Please revise or advise.

Response:
The per share numbers have been revised.

Comparative Per Share Data, page 27

17.
We have reviewed your response to comment 34 noting it was not addressed in its entirety. Please revise to present historical book value per share for China Greenscape and its predecessor for the most recent year and subsequent interim period. Please refer paragraph (f) of Item 3 of Form S-4.

Response:
The historical book value per share data has been revised.

Risk Factors, page 29

18.	Please revise your second risk factor on page 29 to further explain the reference to the governmental "prioritization of its 'Green Mandate.'"

Response:
The referenced risk factor has been revised to give context to the government objective of providing urban green spaces.

19.
Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or your investors. For example, your risk factor "The current business model of China Greenscape depends on large, longer term purchase orders ..." simply state facts about the company. Your subheadings should be revised so that they adequately describe the specific risk addressed.

Response:
The company has reviewed and edited many of the risk factor subheadings and the text of the risk factors to be responsive to the Staff comment above.

20.	Please revise the text of your page 34 risk factor "The laws of the British Virgin Islands ..." so that it is consistent with the heading.

Response:

The reference to the BCA was the British Virgin Islands company law, as revised and adopted in 2004. The risk factor has been edited to make it clear in the text that it is British Virgin Islands law that is being discussed.

21.	Please revise your page 40 risk factor "If the transaction with Green China Resources is terminated ..." to improve its clarity.

Response:
The risk factor has been redrafted in an effort to make it more clear.

22.
Please revise your risk factor "Shine Media directors and executive officers have interests in the stock purchase that are different" ...to disclose the "nominal" amount per share that they paid for those securities.

Response:

The risk factor has been edited to state that nominal amount paid for the initial 1,750,000 shares. The reference to the warrants was eliminated because the officers and directors paid the same as the public for 133,333 units, so there was no special price for the shares or warrants underlying those units, therefore, they do not offer a special bargain that may influence their decision different from the original investors. However, it is mentioned that they hold 266,666 warrants.

23.
We note your statement that "certain investors in the initial public offering may also believe that they have a cause of action against the company for the expansion of business focus...." Please revise to discuss this possible action against the company in more detail.

Response:

The risk factor has been modified to include two common and possible foundations for a cause of action against the company. These were determined by in-house counsel. This firm cannot advise Shine Media and then participate in the disclosure of actions against the company as this firm sees it a breach of the canons of ethics and duty to its client. Both in-house counsel and this firm believe that the disclosure requested by the Staff is damaging to the company in that these identified actions may not be those sought by investors and there may or may not be legitimate defenses to any actions brought by investors. In addition, satisfaction of the request places counsel in a compromised circumstance when it is asked to identify specific causes of action to a potential adverse party. Moreover, such statement may jeopardize the ability of the company to obtain director and officer insurance, at all or at reasonable rates, which may limit its ability to attract persons to act for the company in such capacities. As stated in amendment number one to the registration statement, and elsewhere in amendment number two, the company believes it has a legitimate basis to have proceeded to consider the China Greenscape transaction, and the board of directors would not have done so if it believed that it would subjecting the company to exceptional liability which is what the Staff implies in its comments and seeks to have stated by the company.

24.
We also note your statement that "the company does not believe there to be a substantive cause of action for the expansion of business focus because...." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language. You can address this issue in another section of your prospectus.

Response:
Pursuant to the requested revision, the mitigating language has been removed from the referenced risk factor.

25.	Please advise us why the company chose to delete the risk factor discussing the M&A Regulations.

Response:

The risk factor discussion the M&A regulations was removed as those regulations are not applicable. Since China Greenscape is a BVI company, majority owned by a Hong Kong resident, the M&A regulations do not apply. This point was reviewed by PRC counsel which has confirmed the inapplicability of the regulations to the transaction. Therefore it is not considered a risk.

Consideration of the Securities Purchase Transaction, page 46

26.
We note your disclosure responsive to our prior comment 47 indicating that the implied post money value of China Greenscape following the January 18, 2008 investment was $127.9 million. Please provide us with the details of how this was calculated.

Response:

The implied post-money value of China Greenscape at the date of the closing of the sale of the Class C Preferred stock was $142 million. The persons doing the calculation, when providing the basis thereof, revised the implied post-money value of China Greenscape. This has been corrected in the Form S-4.

This valuation was calculated on the basis that 161,890 shares of Series C Preferred were sold at an offering price of $68.68 per share, for aggregate proceeds of $11,111.860. Since each share of Series C Preferred stock is initially convertible into 10 shares of common stock at a rate of $6,868, for a total of 1,618,900 shares of common stock, which represented 7.81% of the fully diluted equity of China Greenscape, on the basis that $11,111,860 represented 7.81% of the company, then the full number of shares of common stock of China Greenscape, fully diluted, represented at that date $142 million.

Background of the Securities Purchase, page 46

27.	We note your response to comment 48. Please revise your disclosure to indicate that JMP Securities LLC did not participate in the determination of the consideration to be paid for China Greenscape.

Response:
A statement has been added on page 51 to indicate affirmatively that JMP Securities LLC did not participate in the determination of the consideration to be paid for China Greenscape.

Shine Media's Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 46

28.
Your page 60 disclosure implies that the board considered the company's enterprise value "based on the capital of the company after the acquisition" and not as a stand-alone enterprise. Please advise us why the company believes that an appropriate determination as to a transaction's fairness can be made in this manner. In this respect we are also reissuing our prior comment 61. That comment was:

On page 64 you indicate that the forecasts provided to JMP reflect "the strategic implications and operational benefits and integration costs – anticipated to result from the [t]ransaction." (emphasis added) It appears as though the projections provided assumed the deal and therefore did not evaluate the target as a stand-alone entity. Please expand your disclosure to highlight this fact and address the impact that this had on the valuations generated. Finally, please provide a discussion as to why management deemed this appropriate and consistent with its Form S-1.

Response:

Shine Media wishes to point out that the financial forecasts and projections are only one measure for evaluation of the value of China Greenscape, albeit the single most important in this case as indicated in the disclosure. Although Shine Media did not provide projections on a stand alone basis to JMP, or use such projections itself, the management of Shine Media believes that the overall difference in valuation of China Greenscape on a combined basis and a stand alone basis would not reduce the value of China Greenscape below the 80% value of the company assets. The company respectfully reminds the Staff of the valuation of China Greenscape in connection with the January private placement, where the valuation of China Greenscape at that time was $142 million, as disclosed in the Form S-4. Therefore, Shine Media does believe that the 80% test is being satisfied, which is reflected in the statement made in the section of the Form S-4 titled “Satisfaction of the 80% Test.”

Because financial forecasts and projections are an assessment of the future of a company, based on its historical operations, including many things such as overhead, cost of goods, margins, cost and availability of capital, and so forth, as well as expectations about the future at both a micro and macro level, it is the belief of the management of Shine Media that it is necessary to consider, when recommending the combination of Shine Media with China Greenscape, both the future benefits and detriments each company brings to the transaction that are reflected through the combined company financial projections. In the case of the China Greenscape transaction, it is therefore prudent to assess in the financial forecast and projections the cost of the transaction on the results of Shine Media, the additional costs of overhead of being public on a going forward basis, any additional operating costs as a result of the addition of China Greenscape to the corporate structure, the benefit of the capital to Shine Media resulting from the funds in the trust fund, and similar factors, understood and anticipated to the best of the ability of the persons preparing them.

The company has reviewed its S-1, and does not believe that there is any prohibition on the use of financial forecasts and projections that take into account China Greenscape’s business on a combined basis when creating projections, or using such projections as a factor when assessing the value of the business.

The company has expanded the disclosure to clarify that the projections were not on a stand alone basis, and that the projections could be different as a result, which may also affect the valuation.

Projections regarding China Greenscape, page 16

29.	Please revise to disclose the revenue growth rate projected for 2008.

Response:
There has been added to the chart the revenue growth rate projected for 2008.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 65

30.
Please incorporate the text of your response to our prior comment 59 indicating why JMP did not consider prior investments in the target relevant into your related disclosures. Also, please clarify for us why your Precedent Transaction Analysis of other companies is useful while prior investments in your target are less so.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 68 to disclose why JMP did not consider prior investments in China Greenscape relevant to its fairness opinion analyses. Additionally, in response to the Staff’s comment, we respectfully submit that precedent transaction analyses are useful in that the valuations and the associated operating metrics are taken at the time of the transaction, hence associated multiples calculated from the "snapshot" are relevant. In contrast, comparing a precedent investment would require comparing operating metrics and valuations from the time of that precedent investment to a present day valuation, which results in an inappropriate comparison.

31.
We do not believe that the company has responded completely to our prior comment 62. For example, it is unclear whether any of the named comparable companies sell urban greenery for landscaping. Currently you indicate that the comparable companies do not participate solely in the sale of urban greenery. Please revise to provide additional discussion about the differing focuses of these business and address the "complex considerations and judgments" made by JMP in evaluating the comparability of these companies.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 65 to clarify that none of the named comparable companies participate in the sale of urban greenery and to provide additional discussion about the differing focuses of the named comparable companies. Additionally, the Company has revised its disclosure on pages 65-67 to specify the considerations and judgments made by JMP in evaluating the comparability of these companies.

32.
Please revise to provide additional information concerning your comparable company and comparable transaction analyses such that investors may further understand the degree of comparability to you and your transaction. Without limiting the generality of the foregoing, please revise to:

Disclose the average and the range of market capitalizations and revenues for the companies used in your comparable company analysis;

Disclose where the target would fall on such a range; and,

Disclose the average, and the range of transaction values used in the precedent transaction analysis.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on pages 64-65 to provide additional information concerning the degree of comparability of the named comparable companies and comparable transactions to China Greenscape and the contemplated transaction, respectively.

33.	We do not understand your response to our prior comment 65. Accordingly, we reissue it. Our prior comment was:

It is unclear to use how JMP calculated China Greenscape's enterprise value under the comparable company analysis. Please explain how Shine's share price, etc., are relevant to the calculation.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 65 to clarify how JMP calculated China Greenscape’s enterprise value under the comparable company analysis and the relevance of Shine Media’s share price to the calculation.

34.	We do not believe that the company has responded completely to our prior comment 66. Accordingly, we reissue it. Our prior comment was:

Please revise to explain the significance of the company implied multiple and company implied transaction multiple to investors. Also, please revise to provide a more thorough explanation of how these multiples wee arrived at for the target as well as the implied enterprise value they generate.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on pages 65-67 to clarify the significance of the company implied multiple and company implied transaction multiple to investors. Additionally, the Company has amended the disclosures on pages 65-67 to provide additional detail on how the multiples were arrived at for China Greenscape as well as the implied enterprise value they generate.

Material U.S. Federal Income Tax Considerations of the Re-domestication Merger, page 71

35.	Please revise the disclosure in this section to specifically indicate the opinion of counsel for each material tax consequence.

Response:
Mr. Ian Shane of this office, in consultation with the Staff was told that the change in respect to Staff Comment 36 would be responsive to this Staff Comment.

36.	Please revise to indicate whether it is Golenbock Eiseman Assor Bell & Peskoe LLP's opinion that the transaction will qualify as a re-organization within the meaning of Section 368(a) of the Code.

Response:

The second paragraph of the introduction to the sub-section “Material U>S. Federal Income Tax Considerations of the Redomestication Merger” has been changed to indicate the opinion of this firm. Additionally, the introduction to the subpart “Inversion Rules” of that section was also changed to indicate the tax consequence of those rules.

Differences of Stockholder Rights, page 84

37.
We do not understand your response to our prior comment 76 and believe additional discussion is warranted. Please revise your disclosure to indicate that your discussion addresses the material differences between your stockholders' current rights and the rights that they will have as shareholders in the re-domesticated company. Also, revise to remove the last sentence on page 84 instructing investors to review Delaware and British Virgin Island law. The responsibility to explain these differences lies with the company.

Response:
The requested revisions have been made to the introductory paragraph to the section “differences of Stockholder Rights.”

Information About China Greenscape page 100

38.	In an appropriate section, please clarify how pricing terms are set on multi-year contracts as well as any policies or procedures in place to mitigate risks associated with fixed price contracts.

Response:
A discussion of the pricing terms of the long term contracts has been added to the end of the section on Sale and Marketing, in the description of the business of Shine Media.

Backlog, page 111

39.
We note your addition of the table presenting the estimated backlog that China Greenscape believes will be converted to revenues during 2008, 2009, 2010 and 2011. Please revise to provide the basis for and address the limitations of these projections. Also address the assumptions which are significant to the projections. We may have further comment.

Response:

The company has added sections after the table presenting estimated backlog to indicate the assumptions used by China Greenscape for including a purchase order in backlog and the limitations on backlog assumptions by the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF, page 119

40.	We do not believe that the company has responded entirely to our prior comment 88. Accordingly, we reissue that comment. Our prior comment was:

We note that you have not provided a brief overview of any items which have impacted the financial results for the relevant periods. Further, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at. This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how management monitors its business, the metrics it uses, and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

Response:

We have revised the S-4 pursuant to Comment 88 of Staff. Further revision has been made throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF” to reflect the above comments of the Staff.

41.	We were unable to locate your response to prior comment 89. Please advise. Our prior comment was:

On page 121 you indicate that you "will require substantial funds in order to finance [y]our planned acquisitions and activities." Please revise to more fully address these plans and your future capital requirements.

Response:

We have revised the language on that page pursuant to the comment of Staff. Further we have revised the language to indicate that “although we do not have specific future plan for inventory acquisitions apart from Chengfeng inventory acquisition, we will continue to have an interest in expanding growing area, and will continue our efforts to identify attractive acquisition opportunities. To accomplish this, we may finance through several ways including the use of our own working capital, bank loans, and the proceeds from this transaction.”

Results of Operations, page 124

42.
We do not believe that the company has responded completely to our prior comment 95, and accordingly we reissue it. Please revise to quantify the impact that the declining dollar has had on your reported results and in particular, the year over year growth rates of specific line items.

Response:

The disclosure has been revised to address the comments of the Staff to quantify the impact that the declining dollar has had on the reported results in the first paragraph of “Results of Operations” section, as well as in “Comparison of Cash Flow” section.

43.
We note that you have revised your revenue discussions to separately discuss large and small size contracts. Where an individual contract represents greater than 10% of your revenues for the period, please revise to:

separately identify the contract party; and,

Address the material contract terms, including pricing, quantity, and duration.

Response:
The disclosure has been addressed pursuant to the comments of the Staff. The disclosure of the material contract terms have been also addressed in “overview” section.

Contractual Obligations, page 136

44.
We note your response to our prior comment 100 and the related revision to your filing. It appears that the total purchase commitment balance of $11,906,852 presented here is inconsistent with the purchase commitments of $10,460,820 and $13,982,945 ($49,625,751 less $35,642,804) presented in footnote 25 on F-42 of the China Greenscape consolidated financial statements. Please revise or advise.

Response:
The disclosure has been revised pursuant to the comments of the Staff.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 151

45.
We have reviewed your response to our prior comment 107 noting the comment has been addressed in the updated pro forma financial statements. It appears that adjustment eight only eliminates the retained earnings accumulated during the development state. Please note that in a recapitalization the total accumulated deficit should be eliminated which would include the $282,000 of retained earnings of Shine Media. Please advise or revise.

Response:
The disclosure has been revised pursuant to the Staff comment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2007

Assuming Maximum Approval, page 152

46.	Please provide a detailed discussion of how you determined the basic and diluted pro forma weighted average number of common shares of 35,472.

Response:
The disclosure has been revised pursuant to the Staff comment.

Assuming Minimum Approval, page 153

47.
We note your response to our prior comment 110. It does not appear that entry one is directly attributable to the merger with China Greenscape or that it will have a continuing impact on the combined entity. Please revise. Refer to Article 11 of Regulation S-X.

Response:
The disclosure has been revised pursuant to the Staff comment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Sic Months Ended June 30, 2008

Assuming Minimum Approval, page 155

48.
It appears that basic and diluted pro forma weighted average number of common shares for Shine Media of 8,675 and 22,342 is inconsistent with the basic and diluted weighted average shares outstanding disclosed in the unaudited statement of operations on F-97. Please clarify or advise.

Response:
The disclosure has been revised pursuant to the Staff comment.

49.
It appears that a net loss was reported for the six months ended June 30, 2008 which would result in the basic and dilutive earnings per share to be equivalent as the effect of the dilutive securities would be anti-dilutive. Please refer to the guidance in SFAS No. 128. Please clarify or advise.

Response:
The disclosure has been revised pursuant to the Staff comment.

Directors and Management, page 156

50.	We were unable to locate your disclosure responsive to our prior comment 113; accordingly, we reissue it. Please advise us where this disclosure is located.

Response:
The requested disclosure that directors and management of Shine Media do not receive any cash or non cash compensation may be found on pages 160 for directors and 161 for officers.

Certain Relationships and Related Transactions, page 163

51.	We do not believe that the company has responded completely to our prior comment 114; accordingly, we reissue it. Our prior comment was:

Please revise to provide the disclosure contemplated by Item 404 of Regulation S-K for the target. See Item 18(a)(7) of Form S-4. In this respect, but without limit, please revise to disclose related party sales, indicating the nature of the relationship and the terms of any agreements with these parties. Also, please clarify the extent to which these agreements are on-going. Finally, please clarify the percentage of your total revenues attributable to related parties.

Response:
The discussion under the subheading China Greenscape in the section “Certain Relationships and Related Transactions” has been expanded to address the above referenced Item 404 and Item 18(a)(7).

52.	Please revise to indicate whether the notes payable issued in August 2008 will be repaid in the event that you fail to consummate your acquisition.

Response:
The notes are not repayable in the event that the acquisition is not consummated.

Security Ownership of Officers and Directors of Green China Resources after the Acquisition, page 167

53.
We note your response to our prior comment 115; however, the discussion immediately preceding your table does not indicate that it includes 5% shareholders who will become 5% shareholders as a result of the acquisition even though the table itself may contain the disclosure. Please revise.

Response:
The requested revision has been made to the introductory paragraph of the post-transaction company ownership table to indicate it includes 5% owners.

China Greenscape Co. Ltd. Consolidated Financial Statements

For the Period from February 5, 2007 to December 31, 2007

General

54.
We note your response to our prior comment 121, but we did not find the noted revision in our review of your amended filing. As such, our prior comment will be reissued. Please revise the face of the financial statements for China Greenscape to state the date from which the operating results of JSZF are included.

Response:
The face of the financial statements for China Greenscape has been revised to state the date from which the operating results of JSZF are included.

Consolidated Statement of Cash Flows, F-6

55.
The change in due from related party of $2,311,420 and due to related party of $(3,356,432) appears to be inconsistent with the balances presented in the consolidated balance sheet on F-3. Please clarify and advise.

Response:

The consolidated financial statements include the accounts of China Greenscape as well as those of JSZF for the period from June 27, 2007 to December 31, 2007. At the date of acquisition of JSZF, certain amounts were due from and due to related parties. The changes presented in the consolidated statement of cash flows in the due from and due to related parties represent activity in such accounts from the date of acquisition through December 31, 2007 as follows:

	Amount due from related party	Amount due to related party
	USD	USD

Balances acquired from JSZF on June 27, 2007	2,726,232	3,708,038
Cash activity through December 31, 2007	(2,311,420)	(3,356,432)
Balances at December 31, 2007	414,812	351,606

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

(d) – Inventories, F-8

56.	Please tell us how you accounted for land lease rights acquired in conjunction with seedlings and trees acquired from agricultural vendors.

Response:

No land lease rights were acquired in conjunction with seedlings and trees acquired from agricultural vendors during the period from February 5, 2007 to December 31, 2007. The acquired seedlings and trees are delivered to the Company and planted on land leased from local farmers. Rentals are paid to the farmers according to the terms of the land lease agreements with such farmers.

The Company acquired certain land lease rights in 2008 through the acquisition of Guofeng. The land lease rights are accounted for as intangible assets and are amortized over the periods of the underlying land leases.

(g) – Revenue Recognition, F-9

57.
We note your response to our prior comment 127. As your revised disclosure did not address our comment in its entirety, it will be partially reissued. Please revise your revenue recognition policy to specifically address the fact that some of your contracts are performed over two and three years and your "turnkey contracts" have a two year warranty period.

Response:

Turnkey contract is another phrase referring to China Greenscape's large size contracts, which usually require the company to deliver the products (such as trees and plants) in several deliveries during the contract period as requested by the customers. There are normally many deliveries during the term of the contracts. Revenues are recognized for each delivery of products only after they have been delivered and planted at customer’s location, and customer’s acceptance is obtained. Revenues for each contract are recognized according to each delivery; and are fully recognized when the total value of the contract is delivered. The large sized contracts typically are long-term arrangements with the customers. In all instances for these contracts, the revenues are recognized only upon acceptance of the products by our customers for each delivery.

In the Company’s response to comment 86, the disclosure has been adjusted to remove the discussion of warranty period as there is none with respect to the sales of the products.

58.
In connection with the previous comment, we note that you typically collect 60-70% of the contract value of "large size" projects upon planting and the remaining balance over the following one or two years. Please expand your disclosure to explain your policy for deferred revenue and long-term receivables related to these types of contracts.

Response:

The “large size” contracts comprise sales of many of our products (such as various types of trees and plants) that are required to be delivered at several customer specified deliveries over the life of the contract. As we disclosed in the response to Staff comment 57, the revenues for each delivery are recognized when the products are delivered to and planted at the customer’s location and the customer’s acceptance document is obtained. The typical payment terms agreed with the customers for each invoice associated with each delivery require that 60% to 70% of the invoice to be paid upon customer acceptance with the remaining balance to be paid within one year. As such, there are no deferred revenues associated with our "large size" projects. The company currently does not classify its receivables into long term or short term, however the company utilizes aging analysis at the end of each reporting period to make necessary provisions on its receivables.

59.
We note your response to our prior comment 129 and the related revisions to your filing. As it relates to government subsidized environment projects, we note that grants are recognized as other income when the related project is complete and the associated costs are either recorded as operating expenses or are capitalized. Please provide a detailed discussion to support your revenue recognition on a gross basis and cite the specific authoritative literature utilized to support your accounting treatment as it appears that the proceeds from these grants should be recognized as a reduction to operating expenses or should be deducted from your cost basis in the related assets.

Response:

The revenue recognition policy relates to government subsidized environment projects is revised as follows:

The receipt of government grants relating to government subsidized environment projects are initially deferred as liabilities. Expenses directly related to the subsidized projects are also initially deferred. Upon the completion and acceptance of the government subsidized project, costs incurred relating to fixed assets are capitalized as fixed assets with depreciation to be calculated over the asset’s useful life. Non-capital items are recorded as operating expenses to the statement of operations in the period. Concurrently, grant income is recorded as an offset against the related operating expenses or costs of the fixed assets.

Note 6 – Prepayments and Other Receivables, F-13

60.	We note your response to our prior comment 131 and the related revision to your filing. Please revise to provide additional detail regarding the $850,000 advance to Mount Sun International Limited.

Response:

Note 6 was revised to provide additional detail per requested by Staff:

On September 27, 2007, Greenscape and Wholly Fast International Limited ("WFI") signed an agreement. Greenscape agreed to lend total principal of $850,000 to WFI for 12 months. The borrowing period is from September 27, 2007 to September 26, 2008, and the interest rate for the borrowing is fixed at 6.0% per annum. Within three days after the due date September 26, 2008, WFI has to pay the principal plus the total due borrowing interest of $51,000 to Greenscape. On September 27, 2007, WFI authorized Greenscape to remit $850,000 to its dominated bank account under the name of Mount Sun International Limited (“MFI”) but WFI was the obligated party to repay the principal and the interest.

Note 7 – Inventories, F-14

61.
We note your disclosure here, on F-55, and on pages 15 and 121 regarding the use of Wuxi Puxin Certified Public Accountants Co. Ltd. as an independent valuation expert (i) to determine the net asset value of JSZF prior to China Greenscape's acquisition and (ii) to assess the fair value of inventory acquired from Jiangxi Guofeng. Please file a consent from Wuxi Puxin Certified Public Accountants Co. Ltd. or delete all references to the use of outside valuation firms from your filing.

Response:
The references to the use of this outside valuation firms have been deleted from the filing.

For the Periods Ended June 30, 2008 and 2007

Notes to Consolidated Financial Statements

Note 13 – Short-Term Loans, F-36

62.
It appears that the opening balance (i.e. June 1, 2008) presented in your roll-forward of short-term loans does not agree to the end of period short-term loan balance at December 31, 20-07. Please revise or advise.

Response:
Note 13 – Short-Term Loans has been revised as follows:

	June 30, 2008	December 31, 2007
	USD	USD

Balance at beginning of period	10,967,017	-
Change in exchange rate	696,321	-
Loans raised	52,485,020	43,868,067
Loans repaid	(36,447,931)	(32,901,050)
Balance at end of period	27,700,427	10,967,017

Note 14 – Unsecured Loans, F-36

63.
We note that the unsecured loans balance increased from $32,901,050 at December 31, 2007 to $34,990,013 at June 30, 2008. However, it does not appear that this increase is reflected in your statement of cash flows. Please revise or advise.

Response:

The increase in unsecured loans balance from $32,901,050 at December 31, 2007 to $34,990,013 at June 30, 2008 is due to the change in exchange rate from RMB7.2946 = 1 USD at December 31, 2007 to RMB6.8591 = 1 USD at June 30, 2008. The unsecured loans balance in RMB has no change and therefore no effect in the statement of cash flows.

Note 15 – Convertible Preferred Shares, F-37

64.
We note that you issued Series B and Series D preferred shares to Ms. Ng Sau Lai, the chairperson of your board of directors at a fair value of $0.01. It appears these shares will automatically convert to common stock if yearly profit targets are achieved and if the yearly target is not achieved you will immediately redeem the shares for $1. Please provide a detailed discussion of how you accounted for these preferred shares, particularly the determination of the fair value and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance of SFAS No. 123(R).

Response:

Note 15 to the financial statements has been revised to disclose the fact that Class B and Class D preferred stock will be redeemed upon the acquisition of the Company by Green China Resources pursuant to the Stock Purchase Agreement (“SPA”). Accordingly, no incentive shares will be issued to Ms. Ng Sau Lai.

The SPA was signed on May 8, 2008. A general condition of the SPA provides for that prior to the consummation by Green China Resources of the acquisition of China Greenscape, the redemption of the Series B and Series D preferred shares will have been completed by China Greenscape. Additionally, Ms Ng, the holder of the Series B and Series D preferred stock has agreed that the 2007 sub-series is not convertible at this time. Accordingly, upon consummation of the SPA the conversion of the Series B and Series D to Greenscape’s common shares will not take place, and there will be no accounting impact. The deemed redemption cost for the Series B and Series D will be $1.00 per share for each of the five Series, for a total of $10.00 for all 10 shares.

The Series B and D preferred shares were originally issued in conjunction with the private placements of Series A and Series C, respectively.

65.
Please revise to provide the definition for "after-tax net operating profit" and disclose whether the after-tax net operating profit target was met for fiscal year 2007 and, if it was met, how you accounted for the conversion.

Response:

Note 15 to the financial statements– Convertible Preferred Shares - has been revised to include the definition of “after-tax net operating profit” as follows:

The “after-tax net operating profit” is defined as the “Issuer” Greenscape’s consolidated after tax net income in the stated years. As Greenscape acquired JSZF on June 27, 2007, the “after-tax net operating profit” target of 2007 for Series B and Series D preferred shares referred to the pro forma consolidated total comprehensive income of Greenscape, assuming the acquisition of JSZF took place on January 1, 2007.

While the net after-tax operating profit was in fact met for 2007, the incentive shares are not otherwise issuable by agreement with Ms. Ng, until determination of whether or not there is a consummation of the SPA. Upon consummation of the SPA, each share of outstanding preferred Series B and D will be redeemed at USD1.00 per share prior to the closing of the acquisition. Accordingly, no accounting treatment was provided for the 2007 incentive shares.

Shine Media Acquisition Corp. Financial Statements

For the Years Ended December 31, 2007 and 2006

Statement of Stockholders' Equity, F-86

66.
We note your response to our prior comment 141, but we did not find the noted revision in our review of your amended filing. We note that $417,574 worth of shares were reclassified to "common stock subject to possible redemption"; however, it appears that this reclassification should be presented as a decrease to additional paid in capital and an increase to liabilities. Please clarify or advise.

Response:
The financial statements have been amended to answer the Staff comment.

For the Six Months Ended June 30, 2008 and 2007

Notes to Financial Statements

Note 13 – Subsequent Events, F-110

67.
It appears from the disclosure on page 173 that the former shareholders of China Greenscape have a registration rights agreement with associated liquidated damages. Please revise to provide the disclosure required by FSP EITF 00-19-2.

Response:
The footnote has been modified to respond to the Staff comment.

Annexes

68.
We note your response to our prior comment 143 and believe that additional discussion is warranted. First, please advise us of the purpose of including the Maples & Calder legality opinion when it is not finalized and has not been received by the company. Second, we note additional agreements – such as your Joinder Agreement – that do not appear to be signed are also included in your exhibits and annexes. Please file finalized, and executed, copies of all exhibits and annexes.

Response:

The legal opinions that are closing documents, after consultation with the Staff, have been deleted. We understand that the Staff believes they are confusing to an investor as they are not yet operative opinions and subject to change and waiver, so the best solution is not to include them.

The company has added the signing parties and signature blocks in conformed form for the Joinder Agreement, indicating that all the parties required have signed the Joinder Agreement and are bound to the terms of the Stock Purchase Agreement.

Exhibit 5.1

69.	Please advise us of the purpose and effective of the reservation contained in Section 5.3 of your legality opinion.

Response:
The reservation in section 5.3 has been removed. The opinion has been refiled.

70.
Please revise your legality opinion to clarify that Maples and Calder is opining upon New York law in connection with your statement that the warrant agreement will be a legal binding obligation of the company. We specifically note your qualification made in Section 5.5 that the "opinion is confined to and given on the basis of the laws of the British Virgin Islands...we do not express or imply nor are we qualified to express or imply any opinion on the laws of any other jurisdiction."

Response:
Golenbock Eiseman Assor Bell & Peskoe LLP has opined as to the legality of the warrants and the representative’s warrant under New York law.

Exhibit 8.1

71.
The extent of your opinion is unclear from your letter. In your letter you state that the tax section, as "it relates to statements of law or legal conclusions is accurate..." Please note that counsel must opinion on the tax consequences to investors, not the manner in which they are described in the prospectus. Please revise your letter, or disclosure, to opine on each material tax consequence for investors associated with the transactions.

Response:
The tax opinion has been refiled as an exhibit.

Signatures

72.
We note your response to our prior comment 148 indicating that Green China Resources has only one director and executive officer for purposes of its signature requirements. Please revise to indicate that David Chen signed in his capacity as director of Green China Resources Inc.

Response:
Mr. David Chen’s position as the director of Green China Resources has been added to the signature block as requested.

Exchange Act Filings

73.	Please revise your Exchange Act filings, as necessary, to comply with the above comments.

Response:

The company will re-file its Form 10K and the Forms 10Q for the first and second quarters in response to the changes necessitated by this letter, including in response to the accounting changes in the Shine Media financial statements.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 40

74.
We note that in your amended Form 10-K your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management's failure to provide the disclosure required by paragraph (a)(2) of Item 308T of Regulation S-K impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response:
The Item 9Adisclosure has been changed and the Form 10K/A-2 filed.

Management's Report on Internal Control Over Financial Reporting, page 40

75.	Pursuant to Item 308T of Regulation S-K, please revise to disclose management's conclusion regarding the effectiveness of internal control over financial reporting as of December 31, 2007.

Response:
The Item 9Adisclosure has been changed and the Form 10K/A-2 filed.

Form 8-K, filed May 13, 2008

76.
We do not believe that the company has responded completely to our prior comment 155. Accordingly, we partially reissue that comment. Please provide us with additional information about the nature of these presentations, including their purpose, participants, dates, and the potential legal implications of these meetings.

Response:

From May 14-May 21, 2008, Richard Chang and Jackson Fu of Shine Media along with Shirley Lee, Acting CFO of China Greenscape, Jonas Grossman of Chardan Capital Markets, Jeff Appel of Broadband Capital and Mark Brewer of Chardan Capital Investments met with a series of investors. Over half of these investors are current shareholders of Shine Media. The other investors have had a relation with the above mentioned persons, and had made them aware that when Shine Media publicly stated that it had signed a deal, they would be interested in being contacted. They were contacted through Chardan Capital Investments or Merriman, Curhan & Ford. The purpose of these meetings was to give an update on Shine’s activities. The disclosure given was only that covered in the Form 8-K filed by Shine Media on May 14, 2008. The meetings were held in New York City at various locations.

In addition, Shirley Lee and Richard Chang attended Brean Murray, Carret & Co’s All-Cap, All-China Conference held at the Waldorf-Astoria, New York City, NY where they met with certain current investors of Shine and gave a 40 minute presentation of Shine Media and China Greenscape during a concurrent session on May 20, 2008 at 1:15pm. The presentation was made on the basis of the Form 8-K filed by Shine Media on May 14, 2008. The conference included presentations from a wide spectrum presenters, including approximately 40 companies from China, and notable speakers. The conference was a general awareness conference and included shareholders of the presenters, potential investors, service providers to public companies and many others. A summary of the meetings is attached as a schedule hereto.

Other

77.
We note your response to comment 158. Please revise the Background of the Stock Purchase section to indicate that the offering was completed on December 21, 2006 and that the over-allotment was used solely to cover syndicate short positions.

Response:

The Background of the Stock Purchase section has been amended to indicate that the offering was completed on December 21, 2006, and that the over-allotment was used solely to cover syndicate short positions.

Form 8-K, filed September 8, 2008 by Shine Media Acquisition Corporation

78.	Starting with slide 22 you indicate that the target has an additional upside because of its plans to expand into the forest product market. Please revise your Form S-4 disclosure to address:

The status and nature of these plans;

The anticipated budget and projected expenditures associated with these plans, including a discussion of the extent to which the transaction proceeds will be used in pursuing these plans;

The degree to which management's current projections are based on these plans as opposed to the execution of the target's existing business; and

Any unique risks associated with these plans or activities.

Response:

The discussion about the future plans relating to expansion into forestry and production of lycoris radiata has been relocated to a section about expansionary objectives with the discussion of the business of China Greenscape, under “Stratagies of China Greenscape.” This expanded disclosure addresses the status and nature of the plans, disclosure that there is no budget or projected expenses or even any other firm plans, and the general risks associated with expansion. A statement was added to the section indicating that these expansionary objectives were not part of management projections.

We wish to note that the proposed acquisition of the Gaofeng land is only in the negotiation stage. Such land if acquired would be used for the current business of China Greenscape, but could be turned to forest products if the opportunity arises. There are no firm terms or plans with respect to this acquisition, and in light of the global economic crisis, it is likely that any terms that have been discussed to date will be changed. Therefore, this acquisition is entirely not confirmed.

79.	Please clarify the upside associated with the "pharmaceutical ingredient opportunity" referenced in your last slide.

Response:
See the response to Staff comment 78.

Sincerely,

/s/ Andrew D. Hudders
Andrew D. Hudders

DATE	DAY	TIME	LOCATION	AGENDA	ATTENDEES

14-May-08	Wednesday	9:30am-10:30am	Broadband office	NEXT CAPITAL MGMT	Andy Hart & Harshall Cogan (Next), DChen, SLee, JFu, JAppel

		11:00am-12:00pm	Broadband office	KNOLL CAPITAL*	Fred Knoll (Knoll), DChen, SLee, JFu, JAppel

		2:00pm- 3:00pm	Chardan office	SPECIAL SITUATIONS	Benjy Burditt (Special), DChen, SLee, JFu, JAppel, JGrossman

15-May-08	Thursday	08:00am - 09:30am	MHR office	MHR FUND*	Sai Devabhaktuni (MHR), RChang, M Brewer, J Fu, S Lee

		10:00am - 12:00pm	Platinum office	PLATINUM PARTNERS	David Levy & Nicole Kubin (Platinum) , MBrewer, JGrossman, RChang, JFu, SLee

		13:30am - 14:30pm	Soundpost office	SOUNDPOST CAPITAL*	Jaime Lester (Soundpost), RChang, JFu, Slee

		14:45pm- 15:45pm	Tiger Asia office	TIGER ASIA	Tao Li (Tiger Asia), RChang, JFu, Slee

		16:15pm - 17:30pm	Level office	LEVEL PARTNERS*	Greg Brenner (Level), RChang, JFu, SLee

16-May-08	Friday	10:00am- 11:00am	ALKEON office	ALKEON CAPITAL MGMT	Thomas W. In (Alkeon), RChang, JFu, SLee

		11:30am- 12:20am	Balyasny's office	BALYANSNY ASSET MANAGEMENT LP*	Paul Brinberg (Balyasny), JGrossman, MBrewer, JFu, SLee

19-May-08	Monday	12:00am- 13:10 pm	Milliumium's office	MILLENIUM PARTNERS	Steven Cohen (Milliumium), RChang, JFu,SLee, JAppel

		13:30pm- 14:30 pm	Georgica's office	GEORGICA ADVISORS LLC	Richard Reiss(Georgica), RChang, JFu, SLee, Jappel

		15:00pm- 15:45pm	Broadband's office	BROADBAND CAPITAL LLC*	Charles Allen(Broadband), RChang, JFu, SLee, JAppel

		16:00pm- 17:00pm	Highline's office	HIGHLINE CAPITAL MGMT LLC*	Brent D'Amico & Paul D. Schroetter Jr. (Highline), RChang, JFu, Slee

20-May-08	Tuesday	08:00am-08:40am	Brean Murray Conference	WEISS MULTI-STRATEGY ADVISORS LLC.*	Roger Yim(Weiss), Llee, JFu, RChang

		09:30am- 10:10am	Brean Murray Conference	GLOBIS CAPITAL*	Paul Packer & David Kreinberg (Globis), RChang, Slee

		13:15pm- 13:55pm	Brean Murray Conference	Shine and Greenscape's presentation	RChang, SLee presented

21-May-08	Wednesday	11:00am-12:00am	Sia's office	SIA CAPITAL*	Jack Silver (Siar), RChang, JFu, SLee, JGrossman

		15:30pm-16:30pm	Lazard's office	Meeting with Lazard to discuss possible engagement, among other things	RChang,JFu,Slee

		19:00pm-20:00pm	Richard Chang's office	Conference Call JAYHAWK CAPITAL MGMT*	Alberto Bassetto (JayHawk) RChang, JFu, SLee
* Investor of Shine Media